Filed by: TriCo Bancshares

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TriCo Bancshares

(Commission File No.: 000-10661)

This filing relates to the proposed transaction between TriCo Bancshares, a California corporation (“TriCo”), and First Hawaiian, Inc., a Delaware corporation (“FHI”), pursuant to the Agreement and Plan of Reorganization and Merger, dated as of July 12, 2026, by and among FHI, TriCo and Horizon Merger Sub, Inc., a California corporation and wholly-owned subsidiary of FHI.

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On July 13, 2026, the following FAQs were distributed by TriCo to its employees.

Table of Contents

What is happening?	2
Is this an acquisition or a merger?	2
Why are we pursuing this partnership?	2
Who is First Hawaiian Bank?	3
When will the companies combine?	3
What does this mean for my job?	3
Will I have a job with the combined company?	3
Will severance be offered to displaced employees?	4
Will we have a hiring freeze until the merger is complete? And if so, how would our employees be replaced if they resign early on?	4
Will my compensation and benefits change?	4
Will there be a gap in benefit coverage?	6
What will happen to my ESOP?	6
Will ESOP participants be able to vote on the merger?	6
What will happen to my 401(k) account?	6
Will we keep our name and brand?	6
Will there be changes to leadership?	6
Will there be changes to our branch locations?	7
What is the timeline for integration/ conversion?	7
How will integration planning work?	7
Will our systems, products, or processes change?	7
What do I say to customers if they ask?	8
What will happen with our current community support and CRA activities?	8
What should I do if a member of the media reaches out to me?	8
How will updates be communicated?	8
Who do I contact with questions?	9
Can I buy or sell Tri Counties Bank or First Hawaiian Bank stock now?	9
Forward-Looking Statements	9

What is happening?

We have entered into an agreement to merge with and into First Hawaiian Bank. While the transaction is still subject to customary closing conditions, including shareholder approvals and regulatory review, both organizations are excited about the opportunity to bring together two community-focused banks that share similar values and a commitment to serving customers and communities.

Is this an acquisition or a merger?

This is a merger that will result in First Hawaiian Bank acquiring Tri Counties Bank. Because the two banks serve different geographic markets and bring different strengths to the relationship, we see this as an opportunity to build a strong partnership that benefits employees, customers, shareholders, and communities.

Based on what we know today, both organizations are committed to learning from one another and building on what each bank does well.

Why are we pursuing this partnership?

We share many of the same values with First Hawaiian Bank, including a strong commitment to relationship banking, customer service, and community involvement.

By bringing our organizations together, we can combine our strengths, expand capabilities for customers, create more opportunities for employees, and build a stronger organization for the future. We believe this partnership allows us to preserve what makes each bank special while enhancing our ability to grow and serve communities for years to come.

Who is First Hawaiian Bank?

First Hawaiian Bank is based in Honolulu, Hawaii, and was founded in 1858 as Hawaii’s first bank and largest financial institution. First Hawaiian Bank serves customers through branches in Hawaii, Guam, and Saipan, along with ATMs, online banking, and mobile banking. First Hawaiian Bank offers everyday banking services for individuals and businesses, including deposit accounts, loans, credit cards, wealth management, insurance, trust services, retirement planning, and merchant processing. First Hawaiian Bank is publicly traded on the NASDAQ® Global Select Market under the symbol “FHB.”

When will the companies combine?

We expect the transaction to be completed by the end of 2026. Before that can happen, the transaction must receive the required approvals from regulators, our shareholders, and First Hawaiian Bank stockholders, and other customary closing conditions must be satisfied. Teams, processes, products, and technology will not begin to integrate until after the transaction closes.

What does this mean for my job?

We do not expect any immediate job impacts. While we wait for the transaction to close and the integration projects to begin, the Bank must continue functioning normally. That means that each of us should continue to focus on our current responsibilities, serving our customers and each other, with the same level of excellence we deliver each day.

Will I have a job with the combined company?

Although we are unable to make specific individual commitments at this time as integration planning projects progress, we are committed to preserving positions for as many employees as possible through the transition. We’re working closely with First Hawaiian Bank leaders and will provide information as it becomes available.

In general, the same work skills and employee behaviors that lead to business success are the ones that will help you stand out through this merger: be open to new ideas; be flexible and supportive of change; volunteer to assist colleagues; and come to work every day prepared to engage, collaborate and solve problems. Because our organizations serve different geographic markets, it creates an opportunity to move forward as a true partnership.

This merger is predicated on business growth and expansion, not on cost cutting. There currently are no plans to close branch locations or loan production offices. Integration efforts will focus not only on combining the organizations, but also on building and strengthening them for the future. That should create new and exciting opportunities in a combined institution with approximately $34 billion of assets, which would make us the 6th largest bank headquartered in the Western U.S.

Will severance be offered to displaced employees?

While the goal is to provide continued opportunities to as many of our employees as possible, severance benefits will be provided for displaced employees.

Will we have a hiring freeze until the merger is complete? And if so, how would our employees be replaced if they resign early on?

No. We are not implementing a hiring freeze. For open positions, managers and executives will continue to evaluate business needs and determine whether to fill roles with a permanent hire, use contract support, or make other process adjustments.

Will my compensation and benefits change?

This announcement does not change employee pay, benefits, or incentive plans. In addition, First Hawaiian Bank has agreed that, for a period of one year after the merger, it will not reduce base wages, base salary, or annual cash bonus opportunities for Tri Counties Bank employees during that period.

Once the merger is completed, there may be certain changes in benefits, such as moving to First Hawaiian Bank’s 401(k) plan and the termination of our ESOP. More information on post-merger employee benefits will be provided as information becomes available.

We want to emphasize that, like Tri Counties Bank, First Hawaiian Bank offers comprehensive benefits and competitive incentive compensation designed to reward team members for their contributions that promote growth and success. Additional details will be shared as integration planning progresses.

Will there be a gap in benefit coverage?

No. Employees will continue receiving their current benefits through Tri Counties Bank until any future benefit changes are implemented.

If Tri Counties Bank employees transition to First Hawaiian Bank benefit plans after the merger is completed, the goal is to do so without interruption in benefit coverage. Tri Counties Bank employees generally will have their employment service period with Tri Counties Bank recognized for purposes of the First Hawaiian Bank benefit plans offered to them.

Employees will receive advance communication and support before any employee benefit plan changes occur as the result of the merger.

What will happen to my ESOP?

When the merger closes, your account will become fully vested, and all TCBK shares held by the ESOP will be converted to FHB shares. Further contributions to the ESOP by the Company will not occur after the merger closes, and you will be provided with distribution or rollover options for the value in your account. More specific details to come.

Will ESOP participants be able to vote on the merger?

Yes. For the Tri Counties Bank shareholder vote on the merger, ESOP participants will be allowed to direct how the shares held in the ESOP are voted.

What will happen to my 401(k) account?

Your own contributions to the 401(k) are always yours. The company's matching contributions will become fully vested when the merger closes, and you will be provided with distribution or rollover options for the value in your account.

Will we keep our name and brand?

Once combined, we will operate within California as Tri Counties Bank, a division of First Hawaiian Bank. We will continue providing the measurably superior service customers know, trust, and expect from the Tri Counties Bank brand.

Will there be changes to leadership?

Some leadership decisions have already been announced, and additional decisions will be made as planning continues. While some leadership roles or reporting structures may be reviewed over time, no immediate changes are being made to employees’ day-to-day responsibilities or reporting relationships as a result of this announcement. If a future change affects your role, your manager or leadership team will inform you directly before it takes effect.

Will there be changes to our branch locations?

At this time, no branch or office closures are anticipated as part of the merger. The two organizations operate in different geographic markets with no overlap in branch footprints. Over time, the combined company may continue to review branch locations to support convenience and service, and any future changes would be communicated in advance.

What is the timeline for integration/ conversion?

Integration planning is only in its early stages as the organizations work toward closing the transaction. An Integration Management Team is being formed to help guide planning. Updates will be shared as planning progresses and more information becomes available.

How will integration planning work?

Integration planning will be led with representatives from both banks. Team members from both organizations will work together across key areas, including technology, products, processes, systems, procedures, policies, employee impacts, and customer impacts.

Will our systems, products, or processes change?

Not right away.

Until the transaction closes, both organizations will continue operating as separate companies. Teams from both banks will evaluate systems, products, processes, and policies to determine the best path forward.

If changes are planned, employees will receive advance notice, training, and resources to help support a smooth transition.

What do I say to customers if they ask?

See the document “Customer Talking Points” that we provided to all employees and that is posted on the Navigator site. There are no changes to how we serve customers right now. Employees should continue supporting customers as they do today and reassure them that we remain focused on providing the service they know and trust. If customers have additional questions, please refer to the approved customer talking points.

Our reputation depends on the trust we’ve built with our customers and communities. As leaders and members of those communities, it’s important that we protect that trust by using the approved customer talking points when discussing these changes with customers, clients, friends, or family. We will continue to provide the high-quality experience and service our customers and partners expect from us.

What will happen with our current community support and CRA activities?

Community support is an important part of both organizations’ history and ongoing commitment to the markets we serve. Sponsorships, contributions, volunteer activities, and CRA-related efforts are expected to continue uninterrupted. While processes may change over time, the combined organization is expected to continue supporting community needs and encouraging employee involvement through volunteering, nonprofit board service, events, and other support.

What should I do if a member of the media reaches out to me?

Please do not comment or answer questions from the media. Our media policy remains in effect, and only designated spokespersons are authorized to speak on behalf of the Bank. Please direct any media inquiries to Elizabeth Corbitt, Brand Director at 530-879-4299 or elizabethcorbitt@tcbk.com

How will updates be communicated?

We are committed to keeping employees informed throughout this process. As planning progresses and new information becomes available, updates will be shared through Navigator, employee communications, manager cascades, town halls, and other internal communication channels.

If we don't have an answer yet, we'll be transparent about that and share information as soon as it becomes available.

Based on current plans, the Merger Information Hub on Navigator will serve as the central location for updates and resources.

Who do I contact with questions?

Information will continue to be shared through employee communications, Navigator, manager updates, and other internal channels. If you have questions, please start with your manager or your HR Business Partner, as they may be able to address your question directly.

For any additional questions, use this online form at any time to share feedback or submit questions. We will review common themes and address them through future FAQs, town halls, and employee communications.

Can I buy or sell Tri Counties Bank or First Hawaiian Bank stock now?

Employees may continue to buy or sell Tri Counties Bank or First Hawaiian Bank stock as long as they are not aware of material nonpublic information about either company and have not been notified that they are in a trading restricted period. Employees with questions about Tri Counties Bank’s insider trading policy should contact Greg Gehlmann.

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Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, among others, statements regarding the expected timing, completion and effects of the proposed business combination transaction between First Hawaiian, Inc. (“FHI”) and TriCo Bancshares (“TriCo”) (the “Transaction”) and the plans, objectives, expectations and intentions of FHI and TriCo. Any statement that does not describe historical or current facts is a forward-looking statement. Forward-looking statements are often, but not always, made through the use of words or phrases such as “annualized,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “target,” “will,” “would” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature.

FHI and TriCo caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond FHI’s and TriCo’s control. A number of important factors could cause actual results to differ materially from those indicated in these forward-looking statements, including the following: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which FHI and TriCo conduct business, including Hawaii, Guam, Saipan and California; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within FHI’s or TriCo’s loan portfolio (including commercial real estate loans) or other asset classes, and the parties’ ability to attract and retain customer deposits, large loans to certain borrowers, access liquidity and capital, and manage deposit costs and funding sources; the success, impact, and timing of FHI’s and TriCo’s respective business strategies, including market acceptance of any new products or services and FHI’s and TriCo’s ability to successfully implement strategic, operational, technology and integration initiatives; the failure to properly use and protect customer and employee information and data; cybersecurity risks, including the occurrence of fraudulent activity or a material breach of, or disruption to, the security of FHI’s, TriCo’s or their vendors’ systems; risks related to the development, implementation, use and management of artificial intelligence and other emerging technologies; the effects of failures or interruptions of information, communications or third-party service-provider systems; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; adverse weather conditions, natural disasters and other catastrophic events such as wildfires; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which FHI and TriCo are parties; the outcome of any legal proceedings that may be instituted against FHI or TriCo, including potential litigation relating to the Transaction; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain stockholder or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in FHI’s or TriCo’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where FHI and TriCo do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of FHI and TriCo promptly and successfully; the dilution caused by FHI’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of FHI and TriCo.

The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements set forth in FHI’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the Securities and Exchange Commission (the “SEC”) and available on FHI’s investor relations website, https://ir.fhb.com, under the heading “SEC Filings,” and in other documents FHI files with the SEC, and in TriCo’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the SEC and available on TriCo’s website, www.tcbk.com, under the “About” tab and the “Investor Relations” link and then under the heading “SEC Filings” and in other documents TriCo files with the SEC. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and neither FHI nor TriCo undertakes any obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, FHI will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of FHI and TriCo and a Prospectus of FHI, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving FHI and TriCo will be submitted to FHI’s stockholders and TriCo’s shareholders, as applicable, for their consideration.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, FHI STOCKHOLDERS AND TRICO SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Stockholders or shareholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, FHI and TriCo, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Hawaiian, Inc., Attention: Secretary, 999 Bishop Street, Honolulu, HI 96813, (808) 525-7000 or to TriCo Bancshares, Attention: Shareholder Services, 63 Constitution Drive, Chico, CA 95973, (530) 898-0300.

PARTICIPANTS IN THE SOLICITATION

FHI, TriCo, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FHI stockholders or TriCo shareholders in connection with the Transaction under the rules of the SEC. Information regarding FHI’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in FHI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026 (available here); in the sections entitled “Corporate Governance and Board Matters,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Biographies of Executive Officers” and “Security Ownership of Certain Beneficial Owners, Directors and Management” in FHI’s definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2026 (available here); and other documents filed by FHI with the SEC. Information regarding TriCo’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters;” in TriCo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 2, 2026 (available here); in the sections entitled “Board of Directors,” “Corporate Governance, Board Nominations and Board Committees,” “Compensation of Directors,” “Ownership of Voting Securities,” “Compensation Discussion and Analysis” and “Compensation of Named Executive Officers” in TriCo’s definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2026 (available here); and other documents filed by TriCo with the SEC. To the extent holdings of FHI common stock by the directors and executive officers of FHI or holdings of TriCo common stock by directors and executive officers of TriCo have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document, when available, may be obtained as described in the preceding paragraph.